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                             May 26, 2020

       Suying Liu
       Chairman and Chief Executive Officer
       Mountain Crest Acquisition Corp.
       311 West 43rd Street, 12th Floor
       New York, NY 10036

                                                        Re: Mountain Crest
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed May 15, 2020
                                                            File No. 333-238320

       Dear Dr. Liu:

              We have reviewed your registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed May 15, 2020

       Note 1- Description of Organization and Business Operations, page F-7

   1. You disclose here and throughout the filing, for example, pages 11 and 14, that the offering price and the
initial redemption price are $10.00 per unit. You make numerous references also to an
offering price and a redemption price of $10.20 per share here and elsewhere in the
filing, for example, pages 13 and 25. Please revise to address the apparent discrepancy,
or advise us why you believe that no revision is needed.
       Note 8   Subsequent Events, page F-14

   2. Revise to update the date through which subsequent events were evaluated for the March
                                                        31, 2020 interim
financial statements. Refer to ASC 855-10-50-1.
 Suying Liu
Mountain Crest Acquisition Corp.
May 26, 2020
Page 2
Signatures, page 116

3. Your principal accounting officer or controller also must sign the registration statement.
      Additionally, any person who occupies more than one of the specified offices, for example, principal financial officer and principal accounting officer or controller, must indicate each capacity in which he signs the registration statement. See instructions for signatures on Form S-1, and revise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Kevin
W. Stertzel,
Staff Accountant, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-
3728 or Sherry Haywood, Senior Counsel, at (202) 551-3345 with any other questions.



                                                            Sincerely,
FirstName LastNameSuying Liu
                                                            Division of
Corporation Finance
Comapany NameMountain Crest Acquisition Corp.
                                                            Office of
Manufacturing
May 26, 2020 Page 2
cc:       Giovanni Caruso, Esq.
FirstName LastName